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[ING FUNDS LOGO]

August 9, 2006


VIA ELECTRONIC MAIL AND EDGAR

Mr. Brion R. Thompson, Esq.
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:   ING Mutual Funds
      ING Precious Metals Fund
      Preliminary Proxy Filed July 14, 2006
      Securities Act File No. 33-56094;
      Investment Company Act File No. 811-7428

      Dear Mr. Thompson:

      This letter responds to subsequent comments provided via telephone to Ms. Theresa Kelety and Mr. Christopher C. Okoroegbe by the Securities and Exchange Commission ("SEC") staff on August 7 and August 8, 2006 with respect to the preliminary proxy materials for ING Precious Metals Fund ("Fund"), a series of ING Mutual Funds that were filed with the SEC on July 14, 2006. Our summaries of these comments and our responses thereto, are set out below. In addition, attached is the requested Tandy Letter (attachment "A") as well as marked pages from the proxy materials reflecting changes made in response to the comments. Our responses to the staff's comments are as follows:

      1. Comment: Under the section entitled "Discussion of the New Investment Strategy?" on pages 6 and 7 of the proxy statement, the staff requested clarification regarding how the Fund classifies "natural resources" i.e. as a sector or a group of industries.

            Response: This has been revised. Please see attachment "K" for this change.

      2. Comment: The staff requested that the Fund provide appropriate risk disclosures with respect to the clarification of the Fund's investment strategy and concentration policy.

            Response: This has been revised. Please see attachment "L" for this change.

      3. Comment: Under the section entitled "What is the Proposed Modification Regarding Industry Concentration?" on page 13 of the proxy statement, the staff requested clarification regarding the Fund's industry concentration policy.
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            Response: This has been revised. Please see attachment "M" for this change.


                                    * * * * *

      Thank you for your comments with respect to the preliminary proxy materials, we hope you find our changes to these materials to be responsive. Please feel free to contact the undersigned at 480-477-2278 with any questions. We plan to effect our definitive proxy filing on August 9, 2006.

                                   Sincerely,

                                   /s/Christopher C. Okoroegbe

                                   Christopher C. Okoroegbe
                                   Counsel
                                   ING U.S. Legal Services


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                                  ATTACHMENT A


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[ING Logo]

August 9, 2006


VIA ELECTRONIC MAIL AND EDGAR

Mr. Brion R. Thompson, Esq.
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

RE:    ING MUTUAL FUNDS
       FILE NOS. 033-56094; 811-7428

Dear Mr. Thompson:

ING Mutual Funds ("Registrant") is responsible for the adequacy and accuracy of the disclosure in this filing. Further, the Registrant recognizes that the Staff's comments, or changes to disclosure in response to the Staff's comments, does not foreclose the Securities and Exchange Commission ("SEC") from taking any action with respect to the filing. Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2659. Thank you.

Regards,


/s/ Theresa K. Kelety.


Theresa K. Kelety
Counsel
ING U.S. Legal Services

Attachments

cc:    Jeffrey Puretz, Esq.
       Dechert LLP


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                                  ATTACHMENT K


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of shareholders, without incurring the cost of proxy solicitation. If shareholders approve the proposed non-fundamental objective, any change to the Proposed Investment Objective made in the future would be considered and approved by the Board and disclosed to shareholders in the next annual report following the change.

WILL THERE BE ANY CHANGES TO THE INVESTMENT STRATEGY AND THE NAME OF THE FUND?


     Yes. Along with changing the Fund's investment objective, the Fund's principal investment strategy also is to be modified. The new strategy reflects a global natural resources mandate, and is consistent with the Proposed Investment Objective. Furthermore, if the Proposals discussed in this proxy are approved, the name of the Fund will be changed to reflect the global natural resources style in which it would be managed, and the new name of the Fund will be "ING Global Natural Resources Fund."


     OVERVIEW OF THE CURRENT INVESTMENT STRATEGY

     Under its current investment strategy, the Fund normally invests at least 80% of its assets in precious metals and securities related to precious metals. There is an emphasis in the Fund's portfolio on gold-related investments, as at least 65% of the Fund's assets normally are invested in gold bullion and the equity securities of companies that commit at least 50% of their assets to or derive at least 50% of their total revenues or earnings from business operations in the exploration, mining, processing, fabrication or distribution of gold ("gold-related" companies). The Fund may invest the remaining 35% of its assets in other precious metals or materials, including silver, platinum, and palladium, and in the equity securities of companies that commit at least 50% of their assets to or derive at least 50% of their total revenues or earnings from business operations in the exploration, mining, processing, fabrication or distribution of silver or other precious metals or materials ("silver-related" companies).

     The Fund also may invest in other types of securities, including preferred stocks of gold-related and silver-related companies, or companies related to other precious metals. The Fund seeks to invest less than half of the value of its assets directly in gold bullion or other forms of gold, silver, or and other precious metals (as opposed to securities). The Fund normally invests in large capitalization companies, but also may invest in mid- and small-sized companies. A substantial portion of the Fund's investments will be in the securities of foreign issuers, including emerging markets issuers. The Fund is non-diversified, meaning that it may invest a significant portion of its assets in a single issuer. The Fund may lend portfolio securities on a short- or long-term basis, up to 33 1/3 of its portfolio securities.

     DISCUSSION OF THE NEW INVESTMENT STRATEGY


     It is anticipated that under the new investment strategy, the Fund will normally invest at least 80% of its assets in the equity securities of companies in natural resources industries located in a number of different countries, one of which may be the United States. A company is considered to be in a natural resources industry when it is significantly



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engaged, directly or indirectly, in natural resources, meaning that at least 50%
of its assets, revenues, or operating profits are involved in or result from researching, exploring, developing, mining, refining, processing, fabricating, transporting, trading, distributing or owning natural resources assets. For these purposes, companies in the natural resources industries include companies significantly engaged, directly or indirectly, in the following industries:



     -    Oil, Gas and Consumable Fuels

     -    Energy Equipment & Services

     -    Metals & Mining

     -    Paper & Forest Products

     -    Containers & Packaging

     -    Gas Utilities

     -    Real Estate Investment Trusts

     -    Industrial Conglomerates

     -    Diversified Consumer Services

     -    Construction Materials

     -    Electric Utilities

     -    Independent Power Producers and Energy Traders





The Fund would be permitted to invest up to a maximum of 50% of its net assets in any single industry that is engaged in any of the types of natural resources set out above. This investment strategy is based on the belief that investment in securities of companies in natural resources industries can protect against eroding monetary values or a rise in activity which consumes one or more types of commodities.



     The Fund would also be permitted to invest in:



     - securities issued by companies that are not in natural resources industries;


     -    investment-grade corporate debt;

     -    U.S. government or foreign obligations;

     -    money market instruments;

     -    repurchase agreements; and

     -    derivatives.


     The Fund would also be permitted to invest directly in commodities including gold bullion and coins. The Fund may invest without limit in securities of foreign issuers, including emerging markets. Equity securities in which the Fund invests may be listed on the U.S. or foreign securities exchanges or traded over-the-counter, and include:


     -    common stock;


     -    direct equity interests in trusts (including Canadian Royalty Trusts);


     -    preferred stock;

     -    joint ventures;

     -    rights;

     -    "partly paid" securities;

     -    warrants;


     -    partnerships, including master limited partnerships ("MLPs");



     -    "when-issued" securities;



     -    restricted securities;



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                                  ATTACHMENT L


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     -    American Depositary Receipts; and



     -    Global Depositary Receipts



     The Fund may invest in other investment companies, including exchange-traded funds, to the extent permitted under the 1940 Act.



     The Fund would be permitted to invest in derivative securities and structured notes, whose value is linked to the price of a commodity or a commodity index. The Fund may also engage in short sales (up to 25% of net assets).



     Under the new investment strategy, the Fund would remain non-diversified, meaning that it may invest a significant portion of its assets in a single issuer. The Fund may continue to lend portfolio securities on a short- or long-term basis, up to 33 1/3 of its net assets.


WHAT RISKS ARE ASSOCIATED WITH THE PROPOSED NEW INVESTMENT STRATEGY?


     As is the case under the Fund's current investment strategy, you could lose money on an investment in the Fund. Further, the Fund would continue to be subject to risks associated with price volatility; investment in foreign issuers; precious metals investment; non-diversification; and securities lending risk.


     If the Proposed Investment Objective and new global resources strategy are implemented, the Fund may also be affected by the following additional risks:


     - NATURAL RESOURCES RISK - securities of companies in natural resources industries may be subject to broad price fluctuations, reflecting volatility of energy and basic materials' prices and possible instability of supply of various natural resources. In addition, some companies may be subject to the risks generally associated with extraction of natural resources, such as the risks of mining and oil drilling, and the risks of the hazards associated with natural resources, such as fire, drought, and increased regulatory and environmental costs. The production and marketing of natural resources may be affected by action and changes in governments.



     - COMMODITIES RISK - The operations and financial performance of companies in natural resources industries may be directly affected by commodity prices, especially those natural resources companies that own the underlying commodity. Commodity prices fluctuate for several reasons, including changes in market and economic conditions, the impact of weather on demand, levels of domestic production and imported commodities, energy conservation, domestic and foreign governmental regulation and taxation and the availability of local, intrastate and interstate transportation systems. Volatility of commodity prices, which may lead to a reduction in production or supply, may also negatively impact the performance of companies in natural resources industries that are solely involved in the transportation, processing,



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


          storing, distribution or marketing of commodities. Volatility of commodity prices may also make it more difficult for companies in natural resources industries to raise capital to the extent the market perceives that their performance may be directly or indirectly tied to commodity prices.



     - OVER-THE-COUNTER ("OTC") INVESTMENT RISK - Investing in securities traded on the OTC securities market can involve greater risk than is customarily associated with investing in securities traded on the New York or American Stock Exchanges since OTC securities are generally securities of companies that are smaller or newer than those listed on the New York or American Stock Exchanges. For example, these companies often have limited product lines, markets, or financial resources, may be dependent for management on one or a few key persons, and can be more susceptible to losses. Also, their securities may be thinly traded (and therefore have to be sold at a discount from current prices or sold in small lots over an extended period of time), may be followed by fewer investment research analysts, and may be subject to wider price swings and thus, may create a greater risk of loss than securities of larger capitalization or established companies.


     - DERIVATIVES RISK - derivatives are subject to the risk of changes in the market price of the underlying securities, credit risk with respect to the counterparty to the derivative instruments, and the risk of loss due to changes in interest rates. The use of certain derivatives may have a leveraging effect, which may increase the volatility of the Fund and may reduce its returns.


     - INDUSTRY CONCENTRATION RISK - as a result of the Fund concentrating its assets in securities related to a particular industry or group of related industries, the Fund may be subject to greater market fluctuation than a fund which has securities representing a broader range of investment alternatives.



     - U.S. GOVERNMENT SECURITIES - some U.S. government securities are backed by the full faith and credit of the U.S. government and are guaranteed as to both principal and interest by the U.S. Treasury. These include direct obligations such as U.S. Treasury notes, bills and bonds, as well as indirect obligations such as obligations of the Government National Mortgage Association. Other U.S. government securities are not direct obligations of the U.S. Treasury, but rather are backed by the ability to borrow directly from the U.S. Treasury. Still others are supported solely by the credit of the agency or instrumentality itself and are neither guaranteed nor insured by the U.S. government. No assurance can be given that the U.S. government would provide financial support to such agencies if needed. U.S. government securities may be subject to varying degrees of credit risk and all U.S. government securities may be subject to price declines due to changing interest rates. Securities directly supported by the full faith and credit of the U.S. government have less credit risk.



                                        9

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                                  ATTACHMENT M

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WHAT IS THE PROPOSED MODIFICATION REGARDING INDUSTRY CONCENTRATION?

     The Board recommends that shareholders vote to modify this fundamental investment restriction as set out below. (The proposed modification is indicated by a strikethrough of the current language, with the proposed new terms in bold, italicized text.)


     The Fund, unless otherwise indicated, may not concentrate its investments by investing more than 25% of its assets in the securities of issuers in any one industry or group of related industries. This limit will not apply *[to gold and gold related securities] to securities OF COMPANIES IN NATURAL RESOURCES INDUSTRIES, OR SECURITIES issued or guaranteed by the U.S. Government, its agencies and instrumentalities. Natural resources industries are commodity or cyclical industries, including those industries set out in the prospectus and those industries that comprise the Goldman Sachs Natural Resources Index.



     The purpose of the proposed modification is to specifically exclude, from the Fund's fundamental limitation on industry concentration, investment in issuers in natural resources industries. The new policy is consistent with the proposed global natural resources investment strategy and the Proposed Investment Objective. The Board therefore recommends that shareholders vote to modify the fundamental investment restriction governing industry concentration.


WHAT IS THE REQUIRED VOTE?

     Approval of Proposal Two by the Fund's shareholders requires an affirmative vote of the lesser of (1) 67% or more of the Fund's shares present at the Special Meeting if more than 50% of the outstanding shares of the Fund are present or represented by proxy, or (2) more than 50% of the outstanding shares of the Fund.

WHAT HAPPENS IF SHAREHOLDERS DO NOT APPROVE PROPOSAL TWO?

     If shareholders of the Fund do not approve Proposal Two, the Fund will continue to operate subject to the current fundamental investment restriction governing industry concentration, and the Board will determine what action, if any, should be taken.

WHAT IS THE RECOMMENDATION OF THE BOARD?


     Based upon its review, the Board has determined that Proposal Two is in the best interests of the Fund and its shareholders. In making this determination, the Board took into account materials presented to the Board in advance of its May 25, 2006 meeting, including a memorandum from Management discussing Management's rationale for proposing the change to the global natural resources strategy and the anticipated benefits to shareholders from this change. Accordingly, after consideration of such factors and information it considered relevant, the Board,



* Language indicated as being shown by strike-through in the typeset document is enclosed in brackets "[" and "]" in the electronic format.



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